Exhibit 99.11

CONSENT OF F. CLOUSTON

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador (February 2009)” (the “Quimsacocha Report”); and (2) the annual information form of the Corporation dated March 23, 2012 which includes reference to my name in connection with mineral resource estimations for the Essakane Project, technical information and the Quimsacocha Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 23, 2012

/s/ Francis Clouston, ing.
Name: Francis Clouston, P. Eng. Title: Geology Superintendent, Essakane SA